**BY COURIER**

02 MAR 13 AM 8:41

Kamps AG

Kamps AG • Prinzenallee 13 • 40549 Düsseldorf


02015818

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Attn. Ms. Felicia Kung
450 Fifth Street, N. W.
Room 3099 (3-7)

Washington, D.C. 20549
USA

SUPPL

March 7, 2002

**Rule 12g3-2(b) - File No. 82-4793**

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

Dear Ms. Kung:

The enclosed Press Release is being furnished to the Securities and Exchange Commission on behalf of Kamps AG pursuant to the exemption from the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be „filed“ with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

In case of further questions do not hesitate to contact me under the following phone number: +49-211-53 06 34 60.

Kind regards,

D. Dittmar

Dunja Dittmar
Kamps AG

Enclosure

dlw 3/14

**Kamps AG**
Prinzenallee 13
40549 Düsseldorf
Telefon (02 11) 53 06 34-0
Telefax (02 11) 53 06 34-34
E-Mail info@kamps.de
Internet www.kamps.de

# Press Release

**Kamps strengthens leading position in Europe**

**Operating results increased, debt reduced**

Düsseldorf, March 7, 2002. Kamps AG has strengthened its leading position in the European bakery goods market in fiscal year 2001: Net sales increased by 14% to EUR 1,708.6 million (2000: EUR 1,504.9 million) as sales from international operations were up to EUR 548.6 million (2000: EUR 361.9 million), representing 32% of the total. Operating results (EBITA) were EUR 107.3 million compared to EUR 103.4 million for the previous year. Kamps reduced bank loans by EUR 53.8 million.

Harry's, the French market leader in retail bakery goods, contributed sales of EUR 217.6 million for the full year against EUR 60.4 million for the October-December period in 2000. Total sales for Kamps Retail Bakeries grew to EUR 1,408 million against EUR 1,177.8 million in the preceding year. In the craft segment, Kamps Bakeries had sales of EUR 293.8 million (2000: EUR 321.6 million).

Operating results (EBITA) improved in both segments of the business. Results of Kamps Retail Bakeries were up by EUR 4.9 million to EUR 91.3 million and increased by EUR 1.3 million to EUR 28 million for Kamps Bakeries.

Due to initial goodwill amortization of EUR 20.6 million and an increase in interest expense of EUR 22.1 million, net income for the Group was EUR 20.2 million (2000: EUR 68.6 million) after adjusting for extraordinary results.

Based on the strong position in its core markets Germany, France and The Netherlands, Kamps expects net sales to grow by 5% organically in the current year. Streamlining and other structural measures initiated in 2001 are to increase results significantly. In addition, Kamps plans to reduce bank loans by a further EUR 60 million.

**Key figures for Kamps AG (Group)**

| In million Euro | **31.12.01** | **31.12.00** |
|---|---|---|
| **P & L** | | |
| Turnover (gross) | 1,954.2 | 1,669.2 |
| Rebates | -245.6 | -164.3 |
| Turnover (net) | 1,708.6 | 1,504.9 |
| Cost of goods sold | -1,024.1 | -918.6 |
| Selling Costs | -573.3 | -498.5 |
| Administration costs | -72.2 | -61.1 |
| Other operating income | 76.2 | 78.7 |
| Other operating costs | -7.9 | -2.0 |
| **Operating result (EBITA)** | **107.3** | **103.4** |
| Amortization | 20.6 | 0.0 |
| **Operating result (EBIT)** | **86.7** | **103.4** |
| Interest result | -54.0 | -31.9 |
| Result from ordinary activities | 32.7 | 71.5 |
| Extraordinary result | -14.7 | -21.3 |
| Taxes | -11.2 | -0.9 |
| Partial transfer of profits | -1.3 | -2.0 |
| **Net income for the year** | **5.5** | **47.3** |
| **Adjusted net income for the year** | **20.2** | **68.6** |

| | | |
|---|---|---|
| Adj. net income p. share before goodwill (Euro) | 0.24 | 0.85 |
| Adj. Net income p. share after goodwill (in Euro) | 0.49 | 0.85 |
| Number of shares in million | 82.35 | 81.09 |
| | | |
| **Balance Sheet** | | |
| **Assets** | | |
| Fixed Assets | 938.9 | 983.1 |
| Current Assets | 294.4 | 300.5 |
| Prepaid expenses | 7.9 | 4.7 |
| **Balance Sheet total** | **1,241.2** | **1,288.3** |
| | | |
| **Liabilities** | | |
| Equity | 107.0 | 150.0 |
| Accruals | 134.1 | 121.2 |
| Bonds and bank liabilities | 776.9 | 811.0 |
| Other liabilities | 221.3 | 200.9 |
| Prepaid income | 1.9 | 5.2 |
| **Balance sheet total** | **1,241.2** | **1,288.3** |
| | | |
| Capital expenditure | 105.3 | 137.7 |
| Staff without Harry's (add. 3,068 in 2001 or 2,893 in 2000) | 14,861 | 16,188 |
| Shops (as at 31.12.01 incl. 766 market stands/2000: 731) | 1,984 | 2,043 |

**Extract from the cash flow statement of Kamps AG (Group)**

| In million Euro | **31.12.01** | **31.12.00** |
|---|---|---|
| Net income (before costs for bond issues) | 5.5 | 58.6 |
| Depreciation on fixed assets | 100.5 | 82.3 |
| Operating cash flow | 120.7 | 162.0 |
| Operating cash flow (incl. other assets/liab.) | 143.5 | 15.6 |
| Cash flow from investing activities | -83.7 | -457.8 |
| Cash flow from financing | -66.7 | 455.4 |
| Net increase in cash | -6.9 | 13.2 |
| Cash position at beginning of the year | 22.6 | 9.4 |
| Cash position at year end | 15.7 | 22.6 |

Segment report as at December 31, 2001

| | Kamps Bakeries | Kamps Bakeries | Kamps Retail Bakeries | Kamps Retail Bakeries | Other Segments | Other Segments | Total | Total |
|---|---|---|---|---|---|---|---|---|
| **In million Euro** | **31.12.01** | **31.12.00** | **31.12.01** | **31.12.0** | **31.12.01** | **31.12.00** | **31.12.01** | **31.12.00** |
| Turnover (netto) | 293.8 | 321.7 | 1.408.0 | 1.177. | 6.8 | 5.4 | 1,708.6 | 1,504.9 |
| Operating results (EBIT) | 28.0 | 26.7 | 91.3 | 86. | -32.6 | -9.7 | 86.7 | 103.4 |
| Depreciation | 19.6 | 23.2 | 58.4 | 57. | 22.5 | 1.9 | 100.5 | 82.3 |
| Property income | 135.3 | 133.0 | 796.4 | 675. | 309.5 | 480.2 | 1,241.2 | 1,288.3 |
| Investments | 20.5 | 42.4 | 75.3 | 61. | 3.6 | 2.6 | 99.4 | 106.3 |
| Liabilities and accruals | 36.5 | 36.6 | 249.6 | 216. | 5.9 | 4.8 | 292.0 | 257.9 |
| Bonds and bank liabilities | 0.8 | 9.0 | 111.8 | 87. | 664.3 | 714.1 | 776.9 | 811.0 |
| Other liabilities | 7.4 | 11.4 | 55.8 | 57. | 2.1 | 0.5 | 65.3 | 69.4 |
| Staff without Harrys (2001: 3.068; 2000: 2.893 ) | 3,418 | 4,609 | 11,304 | 11,52 | 139 | 50 | 14,861 | 16,188 |


Contact Kamps AG
Investor Relations
Thomas Sterz +49 211 53 06 34 230

Press
Volker Berg +49 211 53 06 34 66

Fax +49 211 53 06 34 67
Internet www.kamps.de
e-mail info@kamps.de